

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2023

John W. Gamble, Jr.
Chief Executive Officer
Equifax Inc.
1550 Peachtree Street, N.W.
Atlanta, Georgia 30309

> **Re: Equifax Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 13, 2023**
> **File No. 333-270309**

Dear John W. Gamble:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4 Filed April 13, 2023

General

1. We note the amended registration statement on Form F-4 filed by Equifax do Brasil S.A. (File No. 333-270310). Please see the comments issued in connection with that registration statement and make conforming changes to this Form S-4, as appropriate.

   Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Trade & Services

cc: Richard Aftanas